Filing under Rule 425 under

the Securities Act of 1933

Filing by: Mercer International Inc.

Subject Company: Fibrek Inc.

SEC File No. of Mercer International Inc.: 000-51826

For Immediate Release

MERCER INTERNATIONAL INC. ANNOUNCES QUÉBEC COURT OF APPEAL DECISION

AND FURTHER APPEAL

NEW YORK, NY, March 28, 2012 – Mercer International Inc. (Nasdaq: MERC, TSX: MRI.U) (“Mercer”) announced that the Québec Court of Appeal has overturned the previously announced decision of the Court of Québec, reinstating the cease trade order of the Bureau de décision et de révision (Québec) (the “Bureau”) against the private placement by Fibrek Inc. (“Fibrek”) of 32,320,000 special warrants to Mercer (the “Private Placement”). Mercer and Fibrek both plan to seek leave to appeal the decision to the Supreme Court of Canada.

Jimmy S.H. Lee, Mercer’s President and Chief Executive Officer, stated: “We are disappointed with the decision of the Québec Court of Appeal. We continue to believe that the Bureau’s decision to cease trade the Private Placement diverged from accepted legal principles and unfairly inhibits Fibrek shareholders from obtaining the higher consideration under our offer for all of the outstanding common shares of Fibrek (the “Offer”). We are continuing with our Offer and are seeking to appeal this recent decision to the Supreme Court of Canada.”

Any questions or requests for further information respecting the Mercer’s Offer should be directed to Laurel Hill Advisory Group Company, the information agent under Offer, at 1-877-304-0211 (toll free in North America) or 1-416-304-0211 (collect calls) or by email at assistance@laurelhill.com.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mercer has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended, and Schedule 14A Proxy Statement in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF MERCER AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. Such documents may also be obtained for free, once they have been filed with the SEC, on Mercer’s website at www.mercerint.com.

About Mercer

Mercer International Inc. is a global pulp manufacturing company. Mercer operates three NBSK pulp mills with a consolidated annual production capacity of 1.5 million tons. To obtain further information on the company, please visit its web site at www.mercerint.com.

Forward-Looking Statement

The preceding includes forward looking statements, including statements regarding our ability to complete the Private Placement and our plan to appeal the Québec Court of Appeal decision, which involve known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the satisfaction of the conditions to the Private Placement, the outcome of the court and related proceedings, Fibrek’s ability to obtain any required consents and approvals in connection with the transaction, and other risk factors listed from time to time in our SEC reports.

APPROVED BY: Jimmy S.H. Lee Chairman & President (604) 684-1099	David M. Gandossi Executive Vice-President & Chief Financial Officer (604) 684-1099